October 23, 2015

By EDGAR

Jay Ingram

Legal Branch Chief

Office of Manufacturing and Construction

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Synalloy Corporation
Registration Statement on Form S-3
Filed June 10, 2015
File No. 333-204850

Form 10-K for Fiscal Year Ended January 3, 2015
Filed March 17, 2015
File No. 000-19687

Form 10-Q for Fiscal Quarter Ended July 4, 2015
Filed August 11, 2015
File No. 000-19687

Dear Mr. Ingram:

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 8, 2015 with regard to the above-referenced Registration Statement on Form S-3 and the above-referenced Form 10-K (“Form 10-K”) and Form 10-Q of Synalloy Corporation (the “Company” or “Synalloy”), we submit on behalf of the Company the following supplemental responses.

Synalloy Corporation Form 10-K for Fiscal Year Ended January 3, 2015

Note 1: Summary of Significant Accounting Policies, page 32

Revenue Recognition

E-mail: scott.richter@leclairryan.com Direct Phone: 804.343.4079 Direct Fax: 804.783.7621	919 East Main Street, 24th Floor Richmond, Virginia 23219 Phone: 804.783.2003 \ Fax: 804.783.2294

CALIFORNIA \ COLORADO \ CONNECTICUT \ DELAWARE \ GEORGIA \ MARYLAND \ MASSACHUSETTS

MICHIGAN \ NEVADA \ NEW JERSEY \ NEW YORK \ PENNSYLVANIA \ TEXAS \ VIRGINIA \ WASHINGTON, DC

ATTORNEYS AT LAW \ WWW.LECLAIRRYAN.COM

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

1.	We note that your response to comment 3 in our letter dated August 28, 2015 appears to provide a different assessment of general inventory risk from the information you provided in response to comment 10 in our letter dated July 6, 2015. We therefore request that you clarify whether or not you have unmitigated general inventory risk per ASC 605-45-5 for the toll customers who provide you with raw materials. In that regard, please tell us whether you take legal title to the raw materials received from your toll customer. If you do not take title to the raw materials, we have the following additional comments:

•	Please define what constitutes a “toll manufactured” and “contract manufactured” product as referenced in your response to us. In that regard, please tell us whether your definition of a “toll manufactured” product is limited to customers that provide the Company with raw materials or whether your definition is broader.

•	Please quantify the amount of revenues generated and costs incurred in your CRI Tolling and Manufacturers Chemical operating segments for the customers who provided you with raw materials for each period presented.

•	Please reassess your consideration under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales for services in your consolidated statement of operations.

Response: In response to the request for clarification of general inventory risk per Accounting Standards Codification (“ASC”) 605-45-5, please find for your consideration the following information:

•	For materials produced as either toll manufactured (customer proprietary formulations) or contract manufactured (generic or Synalloy-owned formulations), where the customer owns the raw materials, we do not take title to those raw materials, and as such, we do not have unmitigated, general inventory risk.

•	In responding to comment 10 set forth in your letter dated July 6, 2015, as such response is set forth in our letter dated August 19, 2015, we considered factors related to whether or not the costs of those materials should be included in grossed-up values for sales and cost of sales. In that assessment, we concluded we did not have unmitigated, general inventory risk per ASC 605-45-5. We never take title to customer provided raw materials, either before the product is ordered by the customer or in the case of a product return. This position remains our conclusion and is the basis for our results not being grossed-up to include the value of those material costs when owned by a customer.

•

In responding to comment 3 set forth in your letter dated August 28, 2015, as such response is set forth in our letter dated September 25, 2015, we considered factors related to whether the simple ownership of raw materials would result in a transaction being categorized as service revenue versus manufacturing revenue. In that assessment, we provided information indicating that, while not being unmitigated, general inventory risk, we do have financial risk for inventory owned by customers while in our possession during the manufacturing process, to the extent we are responsible for delivering expected quantities of manufactured finished

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

goods from the materials received. We delineated those risks in our response to the comment, as set forth in our letter dated September 25, 2015, with the following statement: “Synalloy has full inventory risk from the time the material is received until the time we deliver fully manufactured product, such as risk of loss through extraordinary events (fire, theft, etc.) or through faulty manufacture (excess scrap, poor quality, etc.). We are responsible to deliver finished product or need to ‘replace’ all inventory in kind or value.”

Because Synalloy does not take title to customer owned materials, we wish to respond to the additional bulleted comments above in order, as follows:

•	Synalloy defines toll manufacturing as developing, through our manufacturing process, an acceptable “recipe” to produce our customer’s proprietary product, which meets all chemical compound and quality requirements. We define contract manufacturing as the manufacture of non-proprietary or Synalloy proprietary products. The only difference between the two is whether we are manufacturing a product to a customer owned specification (toll manufactured) or not (contract manufactured). Our definition is not differentiated at all based upon whether the Company or the customer provides the raw materials. In both situations, we contractually manufacture a predefined product, subject to identical manufacturing and quality processes, on our owned and operated equipment in our facilities.

•	In response to the Staff’s request to quantify the amount of revenues generated and costs incurred in our CRI Tolling and Manufacturers Chemicals operating segments, we are providing the Staff with the requested information, from which data is referred to as appropriate in our discussion below, by separate correspondence and ask that such information be given confidential treatment.

The data provided confidentially is a best efforts analysis because our official books of record, account structure and costing system do not recognize the requested segregated information for any current reporting purposes. Our CRI Tolling and Manufacturers Chemicals operating segments both operate on an actual cost system that does not apply labor and overhead to specific jobs to report profitability. Therefore, calculating the segregated profitability figures presented is achieved through manual methods on an estimated basis. We have performed the segregated analysis at a customer total level by identifying customers who “predominantly” either supply raw materials or do not. There may be some instances where a customer in one category conducted business with the Company where it supplied materials, but for a majority of its business with the Company, it did not supply materials, or vice versa.

We would like the Staff to understand that since we do not record or report any internal formal data according to the segregated information, and because our current information system processes do not have the capability to generate on a specific tracked basis, we could not consider implementing any reporting changes without significant modifications to our current enterprise resource planning system. As highlighted in the second sub-bullet point below, the financial impact of customer owned inventory is immaterial to our results. Accordingly, the information provided would add nothing to our internal management of the

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

business, and we believe would add no material value to the understanding of the business by current shareholders, potential investors in our company and other external parties.

•	We have reassessed our consideration under Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose revenue and costs of sales in our consolidated statement of operations. Pursuant to the discussion above, we continue to believe there is no basis for disclosing revenue and costs of sales for any portion of our Chemicals reporting segment as a service, as revenues are wholly manufacturing generated, and have no service component.

¡	Based on our discussion above, we still conclude that we “manufacture” and do not consider any of what we do a “service.” We have always maintained in our public filings that we manufacture and produce quality finished goods. Our only references to service (as noted by the Staff in comment 10 in the July 6, 2015 letter, stating “CRI focuses on providing a consistent, reliable service that produces quality finished goods…”) would be in the vein of generally providing good, value-added services to all customers in the form of high quality manufactured products and reliable delivery. We do not differentiate what our Chemicals reporting segment manufactures based solely on who owns the raw materials.

¡	Further, based on our analysis developed for this response, even if there is some concern regarding our conclusion, our data indicates that the total dollar sales of product for customers that provide their raw material is significantly less than 10% of consolidated sales (approximately 3.2%, 1.6% and 1.2% for 2015 Projected, 2014 and 2013, respectively). As such, we could elect to combine the subcategory, as allowed under Rule 5-03(b) of Regulations S-X, which states: “each class which is not more than 10 percent of the sum of the items may be combined with another class.”

Note 13: Industry Segments, page 46

2.	We note your response to comment 5 in our letter dated August 28, 2015. In order for us to better understand the Company’s position for aggregating your operating segments into two reportable segments, we have the following additional comments:

•	While we note that gross margins for your BRISMET and Palmer operating segments were similar at approximately 16% for 2014, please tell us the basis for your representations that in your Metals reportable segment you “would expect long-term margins to retain equivalency with segment average under normal circumstances.” In that regard we note your reason for the expected and actual year to date divergence in fiscal year 2015 is based on Palmer’s reliance on the oil and gas markets. In providing your response, please tell us why you believe that divergence may be limited to just 2015 given that Palmer seems to primarily serve the oil and gas industry and presumably would continue to do so whereas BRISMET and Specialty’s (SPT) customer base is more diverse.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

•	In performing your qualitative analysis under ASC 280-10-50-11 which resulted in you concluding that Palmer is appropriately aggregated in the Metals reportable segment, please tell us how you considered the following:

a.	Palmer is impacted by seasonality while BRISMET and SPT don’t appear to be as noted on page 6 of your Form 10-K.

b.	The customer base is more diverse for BRISMET and SPT with Palmer serving predominantly the Oil and Gas markets.

c.	Sales and distribution for BRISMET and SPT is conducted mainly through distributors. Palmer’s sales channels appear to be based exclusively on inside sales professionals who manage relationships directly with end customers.

d.	The products offered by Palmer appear to also include made to order fiber glass tanks in addition to steel tanks whereas the products offered by BRISMET and SPT are focused on steel and carbon steel pipes.

•	With reference to your response to comment 6 in our letter dated August 28, 2015, please expand on why you believe that the products offered by Palmer are considered “similar” enough to the products offered by your remaining operating segments within your Metals reportable segments given the above noted differences. See ASC 280-10-50-40.

Response: In order of the bulleted items set forth in the comment, please find below our response:

•	Regarding the Palmer of Texas Tanks, Inc. (“Palmer”) divergence and the oil and gas market, we note that West Texas Intermediate (“WTI”) prices have been under pressure since the end of 2014, falling over 50% and averaging just under $50 per barrel through the first nine months of 2015. The price is currently just over $45 per barrel. Rig counts are down in excess of 50% as well. Palmer currently has a higher level of exposure to the energy sector (oil and gas) than other operating units in the Metals reporting segment, so its profitability has been impacted to a higher extent.[1] However, with the low cost metrics of Permian basin wells (largest shale basin for oil production in the United States), our customers indicate that $60-65 WTI prices produce profit levels that will return their drilling activity to more normalized levels. Oil prices do not have to return to $100 per barrel for Palmer gross margins to return to 16%. In addition, as part of our strategic positioning for Palmer, we are using our industry and market links through Bristol Metals, LLC (“BRISMET”) and Specialty Pipe & Tube, Inc. (“SPT”) as well as developing business in new end markets (chemical, municipal water, and zoological) that will help to diversify away from the energy

[1]	Depressed oil prices have not affected Palmer exclusively within the Company’s Metals segment. BRISMET (40% share) and SPT (37% share) also have significant energy sector (oil and gas) exposure.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

sector, allowing for more consistency in gross margins when the energy sector is under pressure. For these reasons, we believe on a long-term basis, Palmer’s margins will retain equivalency with the Metals reporting segment’s average under normal circumstances.

•	As part of performing our qualitative analysis under ASC 280-10-50-11, which resulted in our conclusion that Palmer is appropriately aggregated in the Metals reporting segment, we believe the following factors continue to support that conclusion:

a.	Seasonality, in and by itself, is not sufficiently material to preclude the relevance of the Palmer operating unit from being aggregated in the Metals reporting segment. As noted in Part I, Item 1 of the 10-K, both Palmer and SPT confront seasonal impact. And, while not mentioned specifically in our reports filed with the Commission, BRISMET’s exposure to the energy sector, although not as location specific as Palmer and SPT, does result in seasonal impacts related to shipments into that sector. The seasonality impact on BRISMET, however, is somewhat ameliorated due to its larger exposure to other less seasonal markets. Our assessment centers on the reality that seasonality is only one factor causing swings in volumes between quarters. Among all units, customer project activity is a consistent, more significant factor in quarterly volume swings for BRISMET, SPT and Palmer. As with any business, the timing of customer activity is uneven, and presents the most significant volatility factor for our units in the Metals reporting segment. And, as the table below illustrates, Palmer’s quarterly volumes have not deviated substantially from the Metals reporting segment’s averages for all of the periods owned, despite the seasonality exposure that might exist, which leads to the conclusion that other aspects of volume placement have greater and similar impacts among all three aggregated operating units, leaving them remarkably similar on a quarterly profile.

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

	1st quarter	2nd quarter	3rd quarter	4th quarter
	% sales	% sales	% sales	% sales
Total Metals Segment

	% total year	% total year	% total year	% total year
2012 actual	24.3%	22.7%	24.6%	28.5%
2013 actual	26.8%	25.6%	24.9%	22.7%
2014 actual	24.8%	26.7%	24.5%	24.0%
2015 act / forcast	31.2%	29.9%	20.0%	19.0%

Brismet	% total year	% total year	% total year	% total year
2012 actual	27.2%	25.5%	23.4%	23.8%
2013 actual	27.2%	26.7%	23.9%	22.2%
2014 actual	24.6%	28.1%	25.4%	21.9%
2015 act / forcast	29.5%	33.0%	19.1%	18.4%

Specialty	% total year	% total year	% total year	% total year
2012 actual
2013 actual
2014 actual	First, partial year owned			100.0%
2015 act / forcast	33.1%	23.2%	22.4%	21.4%

Palmer	% total year	% total year	% total year	% total year
2012 actual	First, partial year owned		34.0%	66.0%
2013 actual	25.3%	22.6%	28.9%	23.3%
2014 actual	27.7%	24.3%	23.5%	24.5%
2015 act / forcast	36.3%	23.9%	21.0%	18.8%

Delta % - Palmer To Segment Average
2013 actual	-1.5%	-3.1%	4.0%	0.6%
2014 actual	2.9%	-2.4%	-1.0%	0.5%
2015 act / forcast	5.1%	-5.9%	1.0%	-0.2%

b.	While Palmer has the most exposure to the energy sector of all our operating units within the Metals reporting segment, currently above 90%, our other operating units also have significant presences in the energy sector. For 2015, BRISMET and SPT expect to have approximately 40% and 37% of their respective sales into the energy sector, and in normalized markets, those percentages would be higher. The strategy behind the Palmer acquisition was and is to expand our overall Metals reporting segment portfolio into large, profitable sectors using stainless and carbon steel products. The cross selling opportunities for BRISMET and SPT into the energy sector are enhanced through having an affiliated business with customers that build processing systems that utilize both tanks and vessels, as well as stainless and carbon steel pipe, as part of their overall infrastructure needs.

c.

While selling through different channels (distributors versus end customers), BRISMET and Palmer’s products are ultimately sold into many of the same end markets: energy, chemical, and water/waste water. With the combination of BRISMET and Palmer’s sales and marketing team, in some markets, BRISMET is expanding the use of direct sales

Mr. Jay Ingram

U.S. Securities and Exchange Commission

October 23, 2015

where appropriate to improve market shares. Regardless of channel, end use demand impacts both operating units in a similar fashion.

d.	Regarding the issue of fiberglass versus steel, rather than a differentiating factor, it is simply a matter of providing product forms to be a full service supplier to customers for whom end use projects require both fiberglass and steel tanks as well as various fittings and other accessories. The form factors of both products are similar: made to order from engineered drawings with similar profitability levels. As mentioned above, the end market overlap for BRISMET and SPT’s products, and for Palmer’s steel and fiberglass tanks, is concentrated in the same sectors.

•	Given the above discussion, and our previous detailed evaluation in our September 25, 2015 letter in response to comment 5 of your letter dated August 28, 2015 (the Qualitative Discussion of ASC 280-10-50-11 in Aggregation of Metals), we continue to believe our assessment that, pursuant to ASC 280-10-50-40, disclosure of revenues for each product line or group of similar products is not required because the products within the three operating units of the Metals reporting segment exhibit the same or very similar characteristics (i.e., the nature of the products, the nature of the production processes, the type or class of customer, the distribution methods for the products, and the nature of the regulatory environment) and are grouped into the Metals reporting segment and disclosed appropriately.

* * *

Please contact me at (804) 343-4079 or John C. Selbach at (804) 343-4388 should you require further information or if you have any questions.

Very truly yours,

/s/ Scott H. Richter

Scott H. Richter

Enclosures

cc:	Mr. Frank Pigott
Mr. Ameen Hamady
Mr. Craig C. Bram
John C. Selbach, Esq.